UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011.

Commission File Number: 000-53684

CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [_]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):____

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]  No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcement: Exercise of Restricted Award

EXHIBITS

Exhibit No.	Description
1.1	Regulatory announcement dated July 8, 2011 in relation to the exercise of recruitment award by an executive director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 8, 2011	CSR plc (Registrant) By: /s/ Brett Gladden Brett Gladden Company Secretary

Exhibit 1.1

Exercise of Restricted Award

RNS Number : 0665K
CSR plc
08 July 2011

8 July 2011

CSR plc

Exercise of Recruitment Award by an Executive Director

In accordance with the terms of a recruitment award made in June 2008 to Mr Will Gardiner, Chief Financial Officer, 20,000 ordinary shares par value £0.001 in CSR plc were today issued to Mr Gardiner, on payment by Mr Gardiner of the aggregate of the par value of the shares.

Following the release of the shares, Mr Gardiner holds 148,409 ordinary shares in CSR plc.

Ends

This information is provided by RNS The company news service from the London Stock Exchange END RDSFVLFBFDFZBBB